Exhibit 99.2

Online Retail Investor Metting

August 17, 2023

CORPORATE PARTICIPANTS

Roger Hamilton, Chairman and Chief Executive Officer

Flora Hewitt, VP of Investor Relations and Mergers & Acquisitions

PRESENTATION

Roger Hamilton

Good morning, and a warm welcome to all attendees of our August Investor meeting with Genius Group. I am Roger Hamilton, serving as both the CEO and Chairman of Genius Group.

Our last investor meeting was on June 28 and we know that it has been more than a month since our last meeting but we delayed this meeting by a couple of weeks to ensure that we could discuss substantial updates on the spin off of Entrepreneur Resorts after having released the relevant press releases to the market. We are holding this meeting as we have endeavored to do in the ordinary course of our business to recap already publicly available information for our shareholders. This meeting is not being held for promotional purposes, and nothing stated during this meeting may be construed as a solicitation of or an offer to purchase our securities.

As we have investors from all over the world, first I would like to ask everyone who is watching this livestream to post in the comment section by saying “hello” and say in which city you are in. I am personally at Vision Villa Resort, our Entrepreneur Resorts hotel in Bali, where we are preparing for the Entrepreneur Resorts spinoff, as well as mapping out our GeniusU product strategy with our product team.

It is great to see that we have people from all over the world this is really exciting to see everyone come together here.

In this meeting I will be providing an update on the already publicly available Genius Group news from the appointment of new senior management, progress on the spinoff of ERL and updates on our M&A and legal activities.

Starting with new senior appointments, a few weeks ago, we welcomed two exceptional individuals to our executive teams, marking a significant step forward for our organization.

Jennifer Brady, has joined us as the Head of Digital Marketing and Sales. Having over three decades of experience in marketing and management, with a proven track record of scaling university revenues through online marketing to over half a billion dollars in annual revenues, Jennifer’s prior positions include Chief Marketing Officer at the University of Massachusetts, the New England Institute of Business, and Southern New Hampshire University. Her reputation as a marketing trailblazer is underscored by a consistent history of delivering tangible outcomes through measurable marketing strategies. We are thrilled that Jennifer has joined Genius Group, as she will oversee our global marketing and sales campaigns. By harnessing her extensive experience and industry connections, we aim to rapidly scale our marketing and sales teams, achieve our student growth targets, and enhance the conversion rate from free to paying students across all our campuses.

Jason Jaingue, has joined us as our new Head of Global Product. Jason brings a wealth of experience as a Product Executive and veteran of major technology companies. He has led the build in three billion dollar online marketplaces and notably excelled in the art of scaling rapidly emerging digital businesses with world class user experiences. Jason spent 7 years at Amazon, where he directed product, marketing, and technology teams across the retail and marketplace divisions, building the partner tools within Amazon Marketplace into over a billion dollars in new revenue. Then, as Head of Product for Display Advertising at Expedia Group, where he spearheaded the global display advertising platform – which became 45% of Expedia’s revenue. Most recently, he was Director of Product at Walmart, where he led the Order Life Cycle for Walmart’s ecommerce. Walmart’s online revenue has now surpassed $80 billion. We are excited to have Jason’s expertise and leadership at Genius Group, and he shares our growth ambitions for our GeniusU Edtech Platform, together with my personal long-term aspiration of reaching 100 million students with our unique entrepreneur curriculum.

The simultaneous arrival of Jason and Jennifer couldn’t have occurred at a better time, as they are poised to contribute significantly to the expansion of Genius Group. Both are here with me in Bali this week as we map out an exciting future for Genius Group’s online growth after the Entrepreneur Resorts spinoff.

All of the courses provided by GeniusU are available thanks to our partners on our Edtech platform. Genius Group now has more than 14,000 partners divided between our Faculty Partners, who deliver content and mentoring, and Community Partners, who host events and microschools in cities and countries around the world.

Our partners follow a partner pathway from Level 1 Certified Partners who provide personal mentoring and guidance through to Level 3 partners that co-create curriculum and manage learning communities as Country Partners.

Given the number of partners and students that we are attracting, how we go about determining the course content that we launch and grow each quarter is extremely important. Most Edtech companies are burning cash with an extremely high marketing and content cost per student compared to their spend. In the case of Genius Group we are measuring all of our progress against a key metric and process we call the Genius Formula.

The Genius Formula combines a Freemium and Premium model in which we are targeting under $1 cost per new student that multiplies to $10 spend per student in the first year – and ideally within the first three months. We are measuring the performance of each of our campuses based on this model, and training all partners on this model as well, to ensure a profitable path to growth.

For example, we are building our University Campus to include a full Freemium pathway by which university students can take assessments to learn their dream job and dream career based on their passions, purpose and talents, and then learn for free with masterclasses on AI, AR and the latest exponential technologies. Those who are ready to upgrade to the certifications or degree courses we provide can then connect with our enrolment team who can see their full free course history, interests and personal profiles and guide them to the most relevant pathway, with our degree programs at Bachelor and MBA level providing a dual track with our entrepreneur certifications.

Similarly, our Entrepreneur Campus and Investor Campus provide metrics and dashboards for our partners to track their performance, lowering acquisition costs through use of our assessments and referral programs, and increasing engagement and student spend through high quality masterclasses and events. Our premium programs include mastermind and accelerator programs with new content partners being signed up monthly.

We welcome all Genius Group investors to join us at our Global AI Entrepreneur Summit to learn more about our model and the partners we are attracting into our curriculum.

And that brings us on to a previously announced upcoming event: The spinoff of Entrepreneur Resorts from Genius Group. This is the process which will begin with a full share count of Genius Group shares and shareholders, and end with all investors in Genius Group receiving additional shares in a second public listed company, Entrepreneur Resorts, in the form of a dividend which will be issued in a private placement.

Let me first provide an overview of Entrepreneur Resorts, which has been previously disclosed.

Entrepreneur Resorts is a leading group of resorts, cafes and beach clubs, where entrepreneurs co-work, co-learn, and co-live in various locations around the world. I grew Entrepreneur Resorts as a company separate to Genius Group, and it began earlier, starting with the acquisition of this resort in Bali, Vision Villa Resort, in 2007. We grew Entrepreneur Resorts under separate management into a café and a hotel here in Bali, two game lodges in South Africa and a city centre location called Genius Central in Singapore.

These locations have all hosted programs run by Genius Group companies and operated at arms length, charging Genius Group companies for accommodation, food & beverage. As examples, we will be running an upcoming Entrepreneur Dynamics Masters here at Vision Villas in October and running an Impact Investor Retreat at Tau Game Lodge in South Africa in December.

In addition, the Entrepreneur Resort model, Genius Café model and Genius Central model have attracted licensees who have plans to expand our locations to other cities and beach clubs around the world.

The growth of Entrepreneur Resorts prior to Genius Group acquiring the company was funded by investors who began as students and partners, and in 2017 Entrepreneur Resorts had an IPO on the Seychelles based MERJ stock exchange under the stock ticker ERL. Coincidentally this is the same stock exchange that now hosts the Upstream Exchange blockchain based stock market where we dual listed Genius Group shares earlier this year.

Prior to our IPO, in 2020, Genius Group acquired the majority of Entrepreneur Resorts at a share price of $2.40 per share. Genius Group currently owns 95% of Entrepreneur Resorts share capital and will be distributing these shares to Genius Group shareholders as part of this spinoff.

We believe this spinoff not only streamlines and rationalizes Genius Group’s operations and allows the company to focus 100% on its Edtech growth, but it also enables Entrepreneur Resorts to grow separately with a focus on scaling its hospitality licensing model.

Now let’s look at the timeline of this spin off process. We announced Board approval for the spin off in January this year. In May, shareholders also gave their approval and two weeks ago, the Singapore High Court approved the spin off as is required for Genius Group, as it is a Singapore registered company.

During the month of August Genius Group is currently working with its advisors to comply with all required filings. The other process that we are currently undertaking is to change ERL’s stock exchange from MERJ to Upstream Exchange, giving shareholders the opportunity to have their ERL shares on the blockchain and tradeable via the Upstream App. This is expected to take several weeks to complete.

The key dates the shareholders need to keep in mind are the record date and the payment date.

The record date is 31 August 2023.

The second date that the shareholders need to keep in mind is the payment date, which is expected to be on or about 29 September, 2023. This is when the shares of ERL will be issued to all GNS shareholders who qualify.

So how does impact you as a Genius Group shareholder?

As explained earlier, GNS owns 95% of ERL. Once the spin off is complete, GNS will distribute those 95% shares to all GNS shareholders of record. The result will be that GNS will no longer own any share in ERL. Genius Group will run completely independently from Entrepreneur Resorts which means that Entrepreneur Resorts will have its own separate growth path and expansion plans, while continuing its venue partnerships with Genius Group for retreats and programs run at Entrepreneur Resorts locations.

It also means that all shareholders of record will receive shares in ERL. The number shares that shareholders will be receiving will be proportional to the number of shares they own in GNS. The exact per share ratio will be determined and communicated to shareholders after the record date. Shareholders will receive the shares on the day of the payment date and the shares will be listed on the Upstream Exchange. As this transaction is exempt from registration under the provisions of the Securities Act of 1933, the shares that shareholders will receive will be restricted as per rule 144.

As a result of the shift of ERL from the MERJ Main Board to the Upstream Exchange, the process to receive your ERL shares is actually quite simple and you can already start the process.

The only platform where you can access your ERL shares is on Upstream. So download their app, create an account and complete the KYC. If you are a US based shareholder, you will need to create an account with Boustead and activate securities trading on Upstream. If you are an investor from anywhere else in the world, you can directly trade on Upstream without having to go through Boustead.

Once the payment date is passed, you will be able to claim your ERL shares. So at that time, you will go onto their app and disclose how many GNS shares you held on the record date. If you are an objecting shareholder, you will have to provide a copy of your shareholding statement. Then Upstream will verify the information that you provided them, and you will receive your ERL shares in your account.

As previously disclosed, Entrepreneur Resorts has had its own Board of Directors leading the company, dating back to the ERL IPO in 2017.

Dennis Dubois has been on our Board since 2017 and brings 25 years of financial management expertise in hospitality. As first Financial Controller and then Head of Operations at Hyatt Hotels for 12 years, Dennis went on to become Senior Finance Director at Radisson Hotel Group for 9 years – A group spanning 1,100 hotels around the world. Dennis has been invaluable in advising on our financial model and future licensing and acquisition model.

Lisa Bovio has also been on our Board since 2017 and brings immense marketing expertise to Entrepreneur Resorts. From Group Commercial Director at the online booking platform LastMinute.Com, Lisa launched the iconic Atlantis, The Palm in Dubai as Senior VP of International Sales & Marketing at Kaizer International. She has over 15 years of experience building hospitality brands, most recently as Chief Marketing Officer at Swiss-based Aman Resorts and Chief Commercial Officer of UK-based Yotel, which has grown into a modern technology-driven hotel brand with 21 locations. Lisa has been advising the company on our growth strategy and branding.

At the operating level, I have been CEO since founding Entrepreneur Resorts and Jeremy Harris is our long-standing CFO, having been CFO since our IPO in 2017 as well as being the key project leader on the Genius Group IPO.

As you know Genius Group’s strategic plan includes growth through M&A of EdTech or Media companies. Our internal M&A team is constantly scanning the market to find companies to start conversions with and determine whether those acquisitions makes sense. Targets that we typically look for are businesses with unique technology and highly scalable services so that what they offer can be easily plugged into our group companies and provide top line synergies, community expansion and/or technology capability enhancement.

Given the volatility of share price in Genius Group, we are taking advantage of the group structure of Genius Group to seek out potential acquisitions that can be executed at the level of the group companies instead of just at the parent level. The Board is actively considering potential acquisitions of tech companies under GeniusU which potentially enables us to complete transactions at reasonable valuations without dilution of the parent company, Genius Group.

As previously disclosed in February earlier this year, the Board approved the launch of legal actions against illegal trading activities in the company’s shares. Our attorneys, Warshaw Burstein and ChristianAttar continue to investigate whether there is credible evidence demonstrating that the Company’s share price has been manipulated. If, upon completion of the investigation such evidence is discovered, the Board of Directors is committed to take appropriate action to protect the rights and interest of its shareholders.

Now I would like to invite Flora to join me on the call today to answer all of the investor questions that she has received so far.

Thank you Roger and good morning everyone.

We had many investors that submitted questions on the spin of ERL so I will start with this topic.

Is there an option for shareholders to receive cash instead of ERL shares?

There is no option to choose between cash or shares, all GNS shareholders with shares on 31st August 2023 will receive ERL shares.

What is the ex-dividend date? Will there be any due bills?

The ex-dividend date is August, 30 2023 and there are no due bills.

Do shareholders need to transfer GNS shares to Upstream to be eligible to receive ERL shares?

No, all GNS shareholders on the record date will be eligible to receive ERL shares, regardless of whether the GNS shares are held on traditional stock trading platform or Upstream.

Do shareholders need to be American based to receive ERL shares?

No, shareholders in both the US and outside of the US can receive restricted ERL shares as dividend.

Are we going to receive 1 ERL share for every GNS share held?

No, the number of ERL shares that will be distributed to shareholders will be proportional to the number of shares that they hold in GNS. The exact ratio will be determined after the record date.

Do shareholders need to create an account on Upstream to access the ERL shares that they receive as a result of the spin off?

Yes this is correct. As ERL is changing its exchange from MERJ to Upstream, shareholders will have to create an Upstream account to access their ERL shares.

What are the restrictions on the ERL shares? And what are the conditions to remove the restrictions?

The ERL shares that GNS shareholders will receive will be restricted for a minimum of 6 months. This restriction is due to Rule 144 imposed by the SEC. As to how they become unrestricted, it will be dependent on meeting the criteria of Rule 144. As this is an SEC regulation, more information on rule 144 can be found on their website.

Who will be the management team of ERL? Will Roger be the CEO of ERL?

We are currently working on the organizational structure of ERL, but the key senior management will remain the same. Roger will be the CEO of ERL and Jeremy, our current CFO for Entrepreneur Resorts, will remain in his position.

Also I wanted to highlight to you all that more information will be uploaded on our IR website regarding Upstream, on how you can receive your ERL shares and FAQs. I invite you to visit our website and if you have any further enquiries, you can reach out to investor@geniusgroup.net.

Now that we have covered the spin off, I will answer all of the enquiries on Genius Group and its activities.

What are the implications of the recent Warning Letter?

The implication of the warning letter is that we need to be more careful in the way that we use social media and the posts that we make. Also, I would like to reemphasize that the main source of information for shareholders and investors are filed 6-Ks and our Investor Relations website.

Why did GNS commit to spending a million dollars in scholarships and then take a bridge loan?

The $1m scholarship announcement was used to promote the University of Antelope Valley and attract new students to the University and its programs. It is spread over the course of the first year of school, and we expect that the increase in the number of students will compensate scholarship costs. No cash or loan was required to fund the scholarship.

Is GNS going bankrupt?

GNS is not going bankrupt. We got a bridge loan in July and are raising exploring multiple options to provide the company with flexibility for its future growth.

Can GNS get to cash flow positive without the resorts? How long is the runway and how much cash will GNS need until the business is self-sufficient and not burning cash?

We cannot provide more guidance that what we previously disclosed. In early Jan 2023 we announced that we are expecting to have between c. 48 and 52m in revenue and an adjusted EBITDA between $0.5 and $1m and we have not changed our guidance since then.

You filed an S8 several weeks back, does this mean that all of the individuals in the S8 sold their shares?

No, we filed an S8 for the sole purpose of registering the shares, options and RSUs of our employees. Without registering them, our employees would have not been able to be part of our Employee Equity Incentive Plan. Moreover, this S8 filing does not mean that those employees would have necessarily traded their shares. Within the company, we have internal policies whereby employees are not able to trade during certain periods of the year and if they are aware of material non public information.

GNS has been trading under a dollar for some time now. What is the time frame to get in compliance so a reverse split is not necessary?

GNS is listed on the NYSE American, not NYSE Main Board. The $1 share price requirement therefore does not apply to GNS. However, NYSE American continued listing requirements do state that NYSE does reserve the right to delist if “Common stock sells for a low price for a substantial period of time and/or issuer fails to effect a reverse split of such shares within a reasonable time after being notified of such potential actions by the Exchange.”

When is GNS going to release its next quarterly results?

As explained for the previous question, GNS is a foreign issuer on the NYSE American and it is only required to release earnings report annually. Shareholders should therefore expect a half year report at most rather than a Q1 report. As to the timing of the release of this report, we have not yet released a date but as soon as the release date is scheduled, we will be releasing it via press release.

General comment:

We have received questions on multiple other topics; however, as you know, we are not able to comment on information that is not publicly available and all of those topics fall within this category.